Exhibit 99.1

[China Metro-Rural Letterhead]

December 23, 2013

Dear Warrant Holders,

RE: ADJUSTMENT TO THE EXERCISE PRICE OF WARRANTS

In respect of the Warrants that the Company issued to you on May 11, 2011 and further to the letters we sent to you dated August 16, 2011 concerning adjustment due to certain share issuances in August of 2011, July 16, 2012 concerning adjustment due to the certain make good adjustment and August 20, 2012 concerning adjustment due to issuance of US$60 million convertible bonds and warrants, the Company hereby informs you that the exercise price of the warrants is further adjusted from US$1.959 per ordinary share to US$1.8929 per ordinary share (the “Adjustment”) pursuant to Section 2(d)(ii) of the Warrant to Purchase Ordinary Shares, as a result of recent issuance of US$15 million convertible bonds with a initial conversion price of US$1.30 per Ordinary Share (the “CBs”). The Adjustment is effective from December 20, 2013. A calculation of the adjusted exercise price of the Warrants is attached as Appendix A to this letter for your reference and reflects (A) the current adjustment due to issuance of the CBs and the CB Warrants; (B) the adjustment due to issuance of the CBs and the CB Warrants in August 2012, (C) the adjustment due to the Adjusted EBITDA for the fiscal year ended March 31, 2012 and (D) the adjustment due to certain share issuances in August of 2011. For the purpose of this letter, the terms used in this letter shall have the same meaning as contained in the Warrant Agent Agreement and the Warrant to Purchase Ordinary Shares filed as an exhibit to the Form 6-K dated May 11, 2011, which can be found on the website of the Securities and Exchange Commission at www.sec.gov and the Company at www.chinametrorural.com.

Yours truly,

FOR AND ON BEHALF OF

CHINA METRO-RURAL HOLDINGS LIMITED

/s/ Sio Kam Seng

Sio Kam Seng

Acting Chief Financial Officer

Exhibit A

China Metro-Rural Holdings Limited

Calculation on Adjustment to Exercise Price of Warrants

		Number of shares			Issue/exercise price US$		Consideration US$
Private Placement Closed on 2 August 2011:
Ordinary shares issued		2,000,000			2.500		5,000,000
Private Placement Closed on 16 August 2011:
Ordinary shares issued		5,900,000			2.500		14,750,000
Underlying ordinary shares exercisable from warrants		5,900,000			2.875		16,962,500
Issuance of CBs and CB Warrants on 15 August 2012:
Underlying ordinary shares convertible from the CBs		55,499,028			1.081		60,000,000
Underlying ordinary shares exercisable from the CB Warrants		6,000,000			1.297		7,783,800
Issuance of CBs on 20 December 2013		11,538,459			1.300		15,000,000

Aggregate consideration		86,837,487			(A	)	119,496,300
Original Exercise Price					(B	)	3.456
Number of shares (A) would purchase at the Original Exercise Price					(A	)/(B)	34,576,475

Adjusted exercise price of the Warrants pursuant to Section 2(c) of the Warrants to Purchase Ordinary Shares	=	2.88	*	x	65,643,782 +		34,576,475

					65,643,782 +		86,837,487

Adjusted exercise price of the Warrants	=	2.88	*	x	65.73%

Adjusted exercise price of the Warrants (US$)	=	1.8929
*	The exercise price of the Warrants is adjusted from US$3.456 to US$2.88 pursuant to Section 2(d)(ii) of the Warrants to Purchase Ordinary Shares due to the Adjusted EBITDA for the fiscal year ended March 31, 2012.